BADGER METER, INC. 8-K

Exhibit 3.1

Explanatory Note: Attached below is Section 3 of Article I of the Company’s Restated By-laws, which was amended as set forth below. Only Section 3 of Article I of the Restated Bylaws is included (as restated in its entirety) in this exhibit to the Company’s Form 8-K.

Text that was added is shown with a double underline.

ARTICLE I

SHAREHOLDERS

Section 3. Place of Meeting. The Chairman, the Chief Executive Officer, the Board of Directors or the Secretary may designate any place, either within or without the State of Wisconsin, as the place of meeting for an Annual Meeting or Special Meeting, and may, in their sole discretion, determine that a virtual meeting of shareholders by means of remote communication shall be held instead of a physical meeting of shareholders. If no designation is made, the place of meeting shall be the principal office of the Corporation. Any meeting may be adjourned to reconvene at any place designated by vote of the Board of Directors or by the Chief Executive Officer or the Secretary.